April 16, 2020

R. Arthur Seaver
Chief Executive Officer
Southern First Bancshares, Inc.
100 Verdae Boulevard, Suite 100
Greenville, South Carolina 29607

       Re: Southern First Bancshares, Inc.
           Registration Statement on Form S-3
           Filed April 13, 2020
           File No. 333-237653

Dear Mr. Seaver:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald E. Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance